UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 3)

SPAN-AMERICA MEDICAL SYSTEMS, INC.

(Name of Subject Company)

SAVARIA (SC) INC.

SAVARIA CORPORATION

(Names of Filing Persons — Offeror)

Common Stock
(Title of Class of Securities)

846396109
(Cusip Number of Class of Securities)

Hélène Bernier

Savaria Corporation

4350 Highway 13

Laval, QB H7R 6E9
Tel: (450) 624-1851

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Christopher J. Cummings

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Toronto-Dominion Centre, 77 King Street West, Suite 3100

Toronto, ON M5K 1J3

Tel: (416) 504-0520

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$81,686,475	$9,467.46

*	Estimated for purposes of calculating the filing fee only. This amount was determined by multiplying (i) $29.00 (i.e., the per share tender offer price) by (ii) the sum of (x) 2,764,625 shares of Span-America Medical Systems, Inc. issued and outstanding and (y) 52,150 shares subject to issuance pursuant to stock options issued and outstanding pursuant to previous stock plans that have expired. The foregoing share figures have been provided by the issuer to the offerors and are as of May 1, 2017, the most recent practicable date.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0001159.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$9,467.46.	Filing Party:	Savaria Corporation and Savaria (SC) Inc.
Form or Registration No.:	Schedule TO.	Date Filed:	May 17, 2017.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.     ☒

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on May 17, 2017 by (i) Savaria (SC) Inc., a South Carolina corporation (“Purchaser”) and an indirect wholly owned subsidiary of Savaria Corporation, an Alberta corporation (“Savaria”) and (ii) Savaria. The Schedule TO relates to the tender offer for all of the outstanding shares of common stock, no par value (the “Shares”), of Span-America Medical Systems, Inc., a South Carolina corporation (“Span-America”), at a price of $29.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 17, 2017 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 3. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1, 4 and 11.

Items 1, 4, and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“At 5:00 p.m., Eastern time, on June 15, 2017, the Offer and withdrawal rights expired as scheduled. The Depositary advised Purchaser that as of the Expiration Date, 2,406,035 Shares (excluding Shares with respect to which notices of guaranteed delivery were delivered but which Shares were not yet delivered) were validly tendered and not validly withdrawn, representing approximately 87.0% of the Shares outstanding as of the Expiration Date. The number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfies the Minimum Condition. All conditions to the Offer were satisfied, and the Offer was not extended. All Shares that were validly tendered and not validly withdrawn have been accepted for purchase and will be promptly paid for by Purchaser.

Purchaser also exercised the Top-Up Option, pursuant to which Span-America issued 1,290,626 Shares to Purchaser at a price per share equal to the Offer Price, which, together with the Shares purchased in the Offer, represented more than 90% of the outstanding Shares (on a fully diluted basis).

As a result of (i) Purchaser’s acceptance of the Shares tendered in the Offer and (ii) the issuance by Span-America of Shares to Purchaser pursuant to Purchaser’s exercise of the Top-Up Option, Purchaser acquired a sufficient number of Shares to complete the Merger without a vote of the stockholders of Span-America pursuant to the “short-form” merger provisions of the SCBCA. Accordingly, Savaria and Purchaser plan to effect the Merger on June 16, 2017, pursuant to the “short-form” merger provisions of the SCBCA. Pursuant to the Merger Agreement, in the Merger, each Share that was issued and outstanding immediately prior to the Merger Effective Time (other than as described in the Offer to Purchase) will be converted into the right to receive a cash amount equal to the Offer Price, without interest.

Upon the consummation of the Merger, Span-America will become an indirect, wholly-owned subsidiary of Savaria. Span-America will cease to be a publicly traded company on the NASDAQ, and Span-America will no longer be subject to reporting requirements under the Exchange Act.

On June 16, 2017, Savaria issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached hereto as Exhibit (a)(5)(B) and is incorporated herein by reference.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Savaria (SC) Inc.

By:	/s/ Marcel Bourassa
Name: Marcel Bourassa
Title: President

Savaria Corporation

By:	/s/ Marcel Bourassa
Name: Marcel Bourassa
Title: President and CEO

Date: June 16, 2017

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated May 17, 2017.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)(A)	Press Release issued by Savaria Corporation on May 1, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Savaria Corporation on May 1, 2017).*
(a)(5)(B)	Press Release issued by Savaria Corporation on June 16, 2017.
(b)	Commitment Letter dated as of May 1, 2017, among Savaria Corporation, National Bank of Canada and National Bank Financial Inc.*
(c)	Not applicable.
(d)(1)	Agreement and Plan of Merger dated as of May 1, 2017, among Savaria Corporation, Savaria (SC) Inc. and Span-America Medical Systems, Inc. (incorporated by reference to Exhibit 2.1 on the Current Report on Form 8-K filed by Span-America with the Securities and Exchange Commission on May 1, 2017).*
(d)(2)	Form of Tender and Support, dated as of May 1, 2017, by and among Savaria Corporation, Savaria (SC) Inc. and each of the persons set forth on Schedule A thereto (incorporated by reference to Exhibit 10.1 the Current Report on Form 8-K filed by Span-America with the Securities and Exchange Commission on May 1, 2017).*
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.